UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

Security Capital Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

814131405

(CUSIP Number)

Brian D. Fitzgerald

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

(203) 625-0770

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 814131405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian D. Fitzgerald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 753,945

	8.	Shared Voting Power 4,983,361

	9.	Sole Dispositive Power 753,945

	10.	Shared Dispositive Power 4,983,361

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,737,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ 82,453

13.	Percent of Class Represented by Amount in Row (11) 81.8%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FGS, Inc. #51-0315515

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 527,689

	8.	Shared Voting Power 4,455,672

	9.	Sole Dispositive Power 527,689

	10.	Shared Dispositive Power 4,455,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,983,361

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 73.6%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Capital Partners, Inc. #13-3109595

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,455,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,455,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.8%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CP Acquisition, L.P. No. 1 #51-0328383

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,455,672

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,455,672

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.8%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FGS Partners, L.P. #06-1326750

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,455,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,455,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A. George Gebauer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 139,198

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 139,198

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 139,198

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William R. Schlueter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 66,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 66,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1.0%

14.	Type of Reporting Person (See Instructions) IN

STATEMENT PURSUANT TO RULE 13d-1

OF THE GENERAL RULES AND REGULATIONS

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

THIS STATEMENT CONSTITUTES AMENDMENT NO. 18 TO THE SCHEDULE 13D PREVIOUSLY FILED.

Item 1.	Security and Issuer

This Amendment No. 18 to Schedule 13D (originally filed on November 24, 1989 as subsequently amended) (this “Amendment No. 18”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Security Capital Corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is Eight Greenwich Office Park, Third Floor, Greenwich, CT  06831.

Item 2.	Identity and Background

(a)           This Amendment No. 18 is being filed by Brian D. Fitzgerald, FGS, Inc., a Delaware corporation, Capital Partners, Inc., a Connecticut corporation, CP Acquisition, L.P. No. 1, a Delaware limited partnership, FGS Partners, L.P., a Connecticut limited partnership, A. George Gebauer and William R. Schlueter (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

(b) and (c)              See Schedule A hereto.

(d) and (e)              During the past five years, no Reporting Person or any other person listed in Schedule A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)            See Schedule A hereto.

Item 4.	Purpose of Transaction
Item 4 is hereby amended by adding the following paragraphs: (a) - (j)

On June 7, 2005, the Issuer announced that, upon the recommendation of the Special Committee of the Issuer’s Board of Directors, the Issuer’s full Board has determined to retain UBS Securities LLC to conduct a formal sale process for the Issuer in order to seek the highest price reasonably obtainable for the stockholders of the Issuer.  In addition, the Issuer announced that it expected that the formal sale process would commence promptly after the Issuer files its annual report on Form 10-K for the fiscal year ended December 31, 2004, which the Issuer stated that it currently believed would be filed by June 17, 2005.

Mr. Brian D. Fitzgerald, Chairman, President and CEO of the Issuer, recommended to the Board of Directors of the Issuer that it consider initiating a formal sale process as the best way to seek to maximize stockholder value.  After interviewing various investment banking firms with respect to the attractiveness and advisability of such a formal sale process, the Issuer’s Board asked the Special Committee to provide its recommendation as to whether the Issuer should switch to a formal sale process.  On May 27, 2005, the Special Committee recommended, and the full Board approved, the formal sale process and the Issuer’s retention of UBS Securities LLC to conduct the process.  UBS Securities LLC was retained on June 6, 2005.

In response to a question from the Special Committee, Mr. Fitzgerald informed the Issuer’s Board of Directors that the Reporting Persons fully support such formal sale process and are committed to sell the shares of Class A Common Stock beneficially owned by the Reporting Persons if appropriate value is achieved in the transaction.  As a declared seller in the formal sale process, Mr. Fitzgerald stated to the Board of Directors that the Reporting Persons would not participate as a bidder in such process.

Other than as described above, none of the Reporting Persons nor any of the other persons listed in Schedule A hereto currently has any plan or proposal which relates to or would result in any of the events listed in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a) Number of shares of Class A Common Stock beneficially owned as of June 7, 2005 by each of the Reporting Persons and the other persons listed in Schedule A hereto:

Number of Shares of Class A Common Stock:

Brian D. Fitzgerald	5,737,306
FGS, Inc.	4,983,361
Capital Partners, Inc.	4,455,672
CP Acquisition, L.P. No. 1	4,455,672
FGS Partners, L.P.	4,455,672
A. George Gebauer	139,198
William R. Schlueter	66,000
Wendy E. Bolton	2,800

Percent of Class A Common Stock(1):

Brian D. Fitzgerald	81.8%
FGS, Inc.	73.6%
Capital Partners, Inc.	65.8%
CP Acquisition, L.P. No. 1	65.8%
FGS Partners, L.P.	65.8%
A. George Gebauer	2.0%
William R. Schlueter	*
Wendy E. Bolton	*

(b)           Number of shares of Class A Common Stock beneficially owned as of June 7, 2005 as to which the Reporting Persons and each of the other persons listed in Schedule A hereto have:

(i)            sole power to vote or direct the vote:

Person	Number of Shares
Brian D. Fitzgerald	753,945	(2)(3)
FGS, Inc.	527,689
Capital Partners, Inc.	0
CP Acquisition, L.P. No. 1	4,455,672
FGS Partners, L.P.	0
A. George Gebauer	139,198	(4)
William R. Schlueter	66,000	(5)
Wendy E. Bolton	2,800	(6)

(1)           Based on 6,770,587 shares of Class A Common Stock issued and outstanding as of June 7, 2005.

(2)           Includes 240,000 shares of Class A Common Stock acquirable within 60 calendar days upon the exercise of stock options granted to Mr. Fitzgerald pursuant to the Issuer’s 2000 Long-Term Incentive Plan.

(3)           Excludes 82,453 shares of Class A Common Stock owned by The Fitzgerald Trust, of which Mr. Fitzgerald’s brother is the trustee and Mr. Fitzgerald’s minor children are the sole beneficiaries, as to which shares beneficial ownership is disclaimed by Mr. Fitzgerald for all purposes.

(4)           Includes 50,000 shares of Class A Common Stock acquirable within 60 calendar days upon the exercise of stock options granted to Mr. Gebauer pursuant to the Issuer’s 2000 Long-Term Incentive Plan.

(5)           Consists of 66,000 shares of Class A Common Stock acquirable within 60 calendar days upon the exercise of stock options granted to Mr. Schlueter pursuant to the Issuer’s 2000 Long-Term Incentive Plan.

(ii)           shared power to vote or direct the vote:

Person	Number of Shares
Brian D. Fitzgerald	4,983,361	(7)
FGS, Inc.	4,455,672	(8)
Capital Partners, Inc.	4,455,672	(7)
CP Acquisition, L.P. No. 1	0
FGS Partners, L.P.	4,455,672	(7)
A. George Gebauer	0
William R. Schlueter	0
Wendy E. Bolton	0

(iii)          sole power to dispose or to direct the disposition of:

Person	Number of Shares
Brian D. Fitzgerald	753,945	(2)(3)
FGS, Inc.	527,689
Capital Partners, Inc.	0
CP Acquisition, L.P. No. 1	4,455,672
FGS Partners, L.P.	0
A. George Gebauer	139,198	(4)
William R. Schlueter	66,000	(5)
Wendy E. Bolton	2,800	(6)

(6)           Consists of 2,800 shares of Class A Common Stock acquirable within 60 calendar days upon the exercise of stock options granted to Ms. Bolton pursuant to the Issuer’s 2000 Long-Term Incentive Plan.

(7)           Includes 4,455,672 shares of Class A Common Stock owned of record by CP Acquisition, L.P. No. 1 and 527,689 shares of Class A Common Stock owned of record by FGS, Inc.

(8)           Includes 4,455,672 shares of Class A Common Stock owned of record by CP Acquisition, L.P. No. 1.

*              Less than 1.0%.

(iv)          shared power to dispose or to direct the disposition of:

Person	Number of Shares
Brian D. Fitzgerald	4,983,361	(7)
FGS, Inc.	4,455,672	(8)
Capital Partners, Inc.	4,455,672	(8)
CP Acquisition, L.P. No. 1	0
FGS Partners, L.P.	4,455,672	(8)
A. George Gebauer	0
William R. Schlueter	0
Wendy E. Bolton	0

(c)           None of the Reporting Persons or any other person listed in Schedule A hereto has effected any transactions in the Class A Common Stock within the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended by adding the following exhibits: (1) Joint Filing Agreement, dated as of June 7, 2005, among the Reporting Persons. [Signature Pages to Amendment No. 18 Follow]

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2005

/s/ Brian D. Fitzgerald
Brian D. Fitzgerald

FGS, INC.

By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President and Treasurer

CAPITAL PARTNERS, INC.

By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President

CP ACQUISITION, L.P. NO. 1

By: FGS, Inc.
Its: General Partner

	By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President and Treasurer

FGS PARTNERS, L.P.

By: Capital Partners, Inc.
Its: General Partner

By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President

/s/ A. George Gebauer
A. George Gebauer

/s/ William R. Schlueter
William R. Schlueter

SCHEDULE A

FGS, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

Controlling Persons, Executive Officers and Directors of FGS, Inc., a Delaware corporation:

Brian D. Fitzgerald	-	President, Treasurer & Director
A. George Gebauer	-	Vice President, Secretary & Director

FGS, Inc. is a general partner of, and holds investments directly in, CP Acquisition, L.P. No. 1 and other Capital Partners-related entities.

Messrs. Fitzgerald and Gebauer are principally employed as officers of Capital Partners, Eight Greenwich Office Park, Third Floor, Greenwich, CT  06831.  Except as previously reported under Item 5, none of such persons beneficially owns any shares of Class A Common Stock of the Issuer.  All of the foregoing individuals are United States citizens.

Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

Controlling Persons, Executive Officers and Directors of Capital Partners, Inc., a Connecticut corporation:

Brian D. Fitzgerald	-	President, Treasurer & Director
A. George Gebauer	-	VP & Managing Director
William R. Schlueter	-	VP & Managing Director
Wendy E. Bolton	-	Secretary

Capital Partners, Inc. is a general partner of, holds investments directly in, and provides administrative services for CP Acquisition, L.P. No. 1 and other Capital Partners-related entities.

Messrs. Fitzgerald, Gebauer, Schlueter and Ms. Bolton are principally employed as officers of Capital Partners, Eight Greenwich Office Park, Third Floor, Greenwich, CT  06831.  Except as previously reported under Item 5, none of such persons beneficially owns any shares of Class A Common Stock of the Issuer.  All of the foregoing individuals are United States citizens.

FGS Partners, L.P.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

FGS Partners, L.P. is a Connecticut limited partnership.

General Partner:	Capital Partners, Inc.

FGS Partners, L.P. is general partner of, and holds investments directly in, CP Acquisition, L.P. No. 1 and other Capital Partners-related entities.  See the description of Capital Partners, Inc. above for a description of its controlling persons, executive officers and directors.

CP Acquisition, L.P. No. 1

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

CP Acquisition, L.P. No. 1 is a Delaware limited partnership.

General Partners:	FGS, Inc., Capital Partners, Inc., FGS Partners, L.P.

CP Acquisition, L.P. No. 1 is the limited partnership which owns the Class A Common Stock of the Issuer. See the description of the three general partners above for a description of the controlling persons, executive officers and directors thereof.

Brian D. Fitzgerald

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the descriptions of Mr. Brian D. Fitzgerald under the descriptions of FGS, Inc., Capital Partners, Inc., FGS Partners, L.P. and CP Acquisition, L.P. No. 1 above.

A. George Gebauer

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the descriptions of Mr. A. George Gebauer under the descriptions of FGS, Inc. and Capital Partners, Inc. above.

William R. Schlueter

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the description of Mr. William R. Schlueter under the description of Capital Partners, Inc. above.

Wendy E. Bolton

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the description of Ms. Wendy E. Bolton under the description of Capital Partners, Inc. above.

INDEX OF EXHIBITS TO AMENDMENT NO. 18

TO SCHEDULE 13D

Exhibit No.	Description

1	Joint Filing Agreement, dated as of June 7, 2005, among the Reporting Persons.

EXHIBIT 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 7th day of June, 2005, among BRIAN D. FITZGERALD, FGS, INC., CAPITAL PARTNERS, INC., CP ACQUISITION, L.P. NO. 1, FGS PARTNERS, L.P., A. GEORGE GEBAUER and WILLIAM R. SCHLUETER (COLLECTIVELY, THE “JOINT FILERS”).

WHEREAS, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1.             Amendment No. 18 to the Schedule 13D with respect to the Class A Common Stock, par value $.01 per share, of Security Capital Corporation (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2.             Each of the Joint Filers is eligible to use Schedule 13D for the filing of information therein.

3.             Each of the Joint Filers is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, each of the undersigned has caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

/s/ Brian D. Fitzgerald
Brian D. Fitzgerald

FGS, INC.

By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President and Treasurer

CAPITAL PARTNERS, INC.

By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President

CP ACQUISITION, L.P. NO. 1

By: FGS, Inc.
Its: General Partner

By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President and Treasurer

FGS PARTNERS, L.P.

By: Capital Partners, Inc.
Its: General Partner

By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President

/s/ A. George Gebauer
A. George Gebauer

/s/ William R. Schlueter
William R. Schlueter